Exhibit 99.5

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

Pursuant to Section 230.438 of Regulation C promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4 (the “Registration Statement”) of GNB Financial Services, Inc. (“GNB”) relating to the merger agreement by and between GNB and FNBM Financial Corporation, the undersigned hereby consents to being named in the joint proxy statement/prospectus which forms a part of the Registration Statement as a person who is expected to become a director of GNB upon consummation of the merger contemplated in such merger agreement.

Date: October 7, 2014

/s/ Bruce L. Lord, Sr.
Bruce L. Lord, Sr.